Exhibit 99.2

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Infrastructure Corporation (“BIPC” or our “company”), are prepared based on the historical consolidated financial statements of our company and Triton International Ltd. (“Triton”). These Unaudited Pro Forma Financial Statements have been prepared to illustrate the effects of the consummated acquisition of Triton (the “Transaction”) on the consolidated financial statements of our company.

On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton, the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion), comprised of cash and approximately 21 million BIPC exchangeable shares. Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with an affiliate of Brookfield, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated the entity effective September 28, 2023.

The impact of the acquisition of Triton has been reflected in BIPC's statement of financial position as of December 31, 2023, which is included in BIPC’s most recently filed Annual Report on Form 20-F. The information in the Unaudited Pro Forma Statements of Operating Results for the year ended December 31, 2023 gives effect to transaction accounting adjustments as if the Transaction had been consummated on January 1, 2023.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and the Unaudited Pro Forma Financial Statements have been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These Unaudited Pro Forma Financial Statements are based on accounting estimates and judgements that management believes are reasonable. The notes to these Unaudited Pro Forma Financial Statements provide information of how the adjustments presented herein were derived. All financial data for Triton has been derived from its historical financial information. The Unaudited Pro Forma Financial Statements should be read in conjunction with (1) the audited annual financial statements of our company, with the notes thereto, as of and for the year ended December 31, 2023, which are included in our company’s most recently filed Annual Report on Form 20-F; (2) the audited annual financial statements of Triton as of and for the year ended December 31, 2022, included in Brookfield Infrastructure Partners L.P.’s (“BIP”) and our company’s joint Form 6-K filed on July 31, 2023; and (3) the unaudited interim financial statements of Triton as of and for the three and six months ended June 30, 2023, included in our company’s Form 6-K filed on April 15, 2024.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of our company had the Transaction occurred on the dates indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Accordingly, readers are cautioned to not place undue reliance on these Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

US$ MILLIONS (except per unit information) For the year ended December 31, 2023	Brookfield Infrastructure Corporation (Historical)	Triton	Transaction accounting adjustments	Notes	Pro forma Total
		Note 1
Revenues	$2,503	$1,250	$13	2(a)	$3,766
Direct operating costs	(778)	(652)	9	2(b)	(1,421)
General and administrative expenses	(67)	—	—	3	(67)
	1,658	598	22		2,278
Interest expense	(697)	(176)	—		(873)
Share of losses from investments in associates	(20)	—	—		(20)
Remeasurement of exchangeable and class B shares	34	—	—		34
Mark-to-market and foreign currency revaluation	23	—	—		23
Other expense	(24)	(22)	(140)	2(c),(d)	(186)
Income before income tax	974	400	(118)		1,256
Income tax (expense) recovery
Current	(348)	(39)	—		(387)
Deferred	(20)	—	11	2(e)	(9)
Net income	$606	$361	$(107)		$860

Attributable to:
Brookfield Infrastructure Partners L.P.	$111	$91	$(29)	2(f)	$173
Non-controlling interests	495	270	(78)	2(f)	687

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

NOTE 1. ACQUISITION OF TRITON

The following table and explanatory notes present Triton's statements of operating results for the nine months ended September 30, 2023 as adjusted to conform the presentation to that of the consolidated financial statements of BIPC’s financial statements. The results of Triton from September 28, 2023 to December 31, 2023 have been included in the historical results of BIPC.

UNAUDITED PRO FORMA STATEMENT OF OPERATING RESULTS

US$ MILLIONS For the nine months ended September 30, 2023	Triton historical	Reclassification to conform presentation	Triton historical, BIPC presentation
		(a)
Revenues	$—	$1,250	$1,250
Leasing revenue - Operating leases	1,089	(1,089)	—
Leasing revenue - Finance leases	80	(80)	—
Equipment trading revenue	81	(81)	—
Net gain on sale of leasing equipment	49	(49)	—
Direct operating costs	(75)	(577)	(652)
General and administrative expenses	(70)	70	—
Equipment trading expenses	(73)	73	—
Provision (reversal) for doubtful accounts	3	(3)	—
Depreciation and amortization expense	(437)	437	—
Transaction and other costs	(71)	71	—
	576	22	598
Interest expense	(176)	—	(176)
Debt termination expense	—	—	—
Other income (expenses)	—	(22)	(22)
Income before income tax	400	—	400
Income tax expense
Current	(39)	—	(39)
Deferred	—	—	—
Net income	$361	$—	$361

Attributable to:
Brookfield Infrastructure Partners L.P.	$—	$91 (b)	$91
Non-controlling interests	—	270	270

a.	Management determined there to be no material adjustments to reconcile the financial statements of Triton, prepared under accounting standards generally accepted in the United States, to IFRS. Reclassification adjustments have been made to conform the presentation of the consolidated financial statements of Triton to the presentation of financial information in BIPC’s financial statements, which mainly include reclassifying revenue and income into a single revenue line item and reclassifying operating expenses into a single direct operating expense line item.

b.	Triton's historical consolidated net income has been attributed to BIPC’s equity holders.

NOTE 2. TRANSACTION ACCOUNTING ADJUSTMENTS

The following explanatory notes present Triton's statements of operating results for the nine months ended September 30, 2023 as adjusted to give effect to the acquisition as if it had occurred on January 1, 2023. Please refer to Note 4 our company's consolidated financial statements as of and for the year ended December 31, 2023 for the purchase price allocation of the Triton acquisition.

a.	Revenue has been adjusted to reflect the changes of finance lease revenue due to the fair value adjustment to Triton's finance lease receivable as a result of acquisition accounting, computed using the weighted average market interest rates of Triton's finance lease portfolios.

b.	Depreciation and amortization expense has been adjusted to reflect the fair value adjustments on property plant and equipment and intangibles assets (mainly including brand name and customer relationships) as a result of the Triton acquisition. The total asset fair value adjustments of $408 million are amortized over the remaining useful lives ranging between 10 and 50 years.

c.	Adjustment reflects $140 million of amortization of the fair value adjustment of the assumed debt as a result of acquisition accounting of the Triton acquisition. The fair value adjustment is amortized over the weighted average remaining term of Triton’s fixed and floating-rate debt.

d.	Included in BIPC and Triton’s historical consolidated statement of operating results are transaction costs of $49 million and $71 million, respectively, in connection with the Triton acquisition.

e.	Deferred income taxes as a result of transaction accounting adjustments on the unaudited pro forma statement of operating results of BIPC have been adjusted based on a tax rate of 9.7%. The rates are based on the effective income tax rate of Triton as disclosed in Note 12 of Triton’s consolidated financial statements for the nine months ended September 30, 2023.

f.	The net effect of transaction accounting adjustments has been attributed to equity holders based on their proportionate ownership interest in Triton.

NOTE 3. MASTER SERVICES AGREEMENT WITH BROOKFIELD CORPORATION

Brookfield Corporation and its subsidiaries provide management services to BIP pursuant to a master services agreement (the “Master Services Agreement”). Pursuant to the Master Services Agreement, on a quarterly basis, BIP, together with our company (“our group”), pays a base management fee to the service providers equal to 0.3125% (1.25% annually) of the market value of our group. Our company is responsible for paying, or reimbursing BIP, for our proportionate share of such fee. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units, preferred units and securities of the other service recipients, which includes BIPC, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. Based on 21,094,441 of BIPC exchangeable shares issued in connection with the Triton acquisition, the base management fee is expected to increase by $9 million annually, which has not been reflected in the Unaudited Pro Forma Financial Statements.